UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2025

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

NeuroSense Therapeutics Ltd. (the “Company”) Reports Additional Clinical Data from its Phase 2b PARADIGM Study

More than three years from initiation of the Phase 2b PARADIGM Study, survival analyses from the largest study site of the study located in Israel, which enrolled 44 patients (approximately two-thirds of all participants in the study) and began enrollment nearly one year earlier than the other study sites, resulting in the longest follow-up and the most mature survival dataset of the study to date, demonstrated a substantial difference in survival rates between the treatment arms:

●	50% (15/30) of participants originally randomized to PrimeC remain alive;

●	Approximately 7% (1/14) of participants originally randomized to placebo remain alive.

This outcome represents a more than seven-fold survival advantage for patients treated with PrimeC, a difference that achieved statistical significance (p=0.007, Fisher’s exact test).

These results highlight the potential of PrimeC to meaningfully extend survival in ALS, a disease with urgent unmet need and limited therapeutic options.

Among the surviving participants, 12 of those originally randomized to PrimeC remain ventilation-free, compared with only 1 participant originally randomized to placebo.

The Company continues to generate and analyze long-term clinical data to provide supportive evidence for regulatory submissions, including with Health Canada, as part of its global development and commercialization strategy.

This Report on Form 6-K other than Exhibit 99.1 is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306, 333-260338, 333-283656 and 333-284051), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: September 4, 2025	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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